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                                                                    Exhibit 99.2
                                                                    ------------

                              For Immediate Release

               Mattress Discounters announces Standstill Agreement

                                                                        Contact:
                                                              Steve Newton - CEO
                                                                Rick Frier - CFO
                                                            Mattress Discounters
                                                                  (301) 856.6755


Upper Marlboro, MD, August 9, 2002 -- Mattress Discounters Corporation today announced that it has reached an agreement with members of an ad-hoc committee of senior bondholders holding approximately two thirds of the Company's 12 5/8% Senior Notes, under which the ad-hoc committee members have agreed to "standstill" until September 30, 2002 and refrain from exercising any rights or remedies or take any other action with respect to the Company's failure to make the interest payment that was due on July 15, 2002. The standstill agreement will provide the Company with additional time to continue to negotiate a consensual financial restructuring of its outstanding obligations. Steve Newton, the Chief Executive Officer of Mattress Discounters stated, "We have been having extremely constructive discussions with all of the current stakeholders, including our banks, bondholders, the equity holders and our major suppliers. Everyone is being very supportive of our Company, especially our suppliers, and this will allow us to operate without interruption while these discussions continue."

Sealy, Inc.'s Chief Executive Officer, David McIlquham stated "Sealy is working with Mattress Discounters Management Team and is hopeful that matters will be successfully resolved during this standstill period."

John J. Rapisardi of Jones Day Reavis & Pogue, the ad-hoc Committee's counsel added: "the committee believes that entering into the standstill agreement will further the Company and the committee's efforts towards achieving a value maximizing restructuring."

Statements contained in this press release concerning the status of our discussions with our suppliers, bondholders and equity holders, or support of our suppliers, the current operation of our business, and all other statements that are not purely historical, are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements. Factors that may cause or contribute to such differences include our ability to obtain a standstill agreement with our senior lenders, our ability to reach an agreement with our bondholders and lenders to restructure our debt and the continued support of our key suppliers. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.

Mattress Discounters is headquartered in Upper Marlboro, Maryland, employing 1,300 people. With almost 25 years in business and more than 240 company-owned stores across the nation, they are the largest specialty mattress retailer in America and one of the world's largest retailers of Sealy mattresses.